GRUPO FINANCIERO GALICIA S.A.

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. are invited to the Ordinary Shareholders’ Meeting to be held on April 19, 2012, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1º Appointment of two shareholders to sign the minutes.

2º Examination of the business affairs of our controlled company Banco de Galicia y Buenos Aires S.A. Position to be adopted by Grupo Financiero Galicia S.A. over some issues to be dealt with at Banco de Galicia y Buenos Aires S.A. next shareholders´ meeting.

3° Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies and the Annual Report and Report of the Supervisory Syndics’ Committee for the 13th fiscal year ended December 31, 2011.

4º Treatment to be given to the fiscal year's results. Dividends’ distribution.

5º Approval of the Board of Directors and Supervisory Syndics Committee’s performances.

6º Supervisory Syndics Committee´s compensation.

7° Board of Directors ´compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year started on January 1, 2012 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

9° Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.

10º Election of three syndics and three alternate syndics for one-year term of office.

11° Compensation of the independent accountant certifying the Financial Statements for fiscal year 2011.

12º Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2012.

Notes:

1.
Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 13, 2012 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 456, 2nd. Floor, Autonomous City of Buenos Aires, so that the shares can be registered in the Meeting’s Attendance Record Book.

2.	Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Resolution 465/04.

Eduardo J. Escasany
Chairman

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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